UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-40805

VersaBank
(Translation of registrant's name into English)

140 Fullarton Street, Suite 2002
London, Ontario N6A 5P2
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐      Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SUBMITTED HEREWITH

Exhibits

Exhibit	Description

99.1	Press Release dated October 1, 2026 titled "Versabank Partners with Fiserv to Provide Critical Digital Asset Technology and Custody/Reserve Management Services for Bank of North Dakota’s Roughrider Stablecoin"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VersaBank
(Registrant)

Date: October 1, 2026	By:	/s/ Lawrence Chamberlain
Name: Lawrence Chamberlain
Title: Global Senior Vice President, Investor & Stakeholder Relations